UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2018

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 30, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

IR Contact:

Iris Wu, Manager iris.wu@asetechholding.com Tel: +886.2.6636.5678 http://www.aseglobal.com	US contact: Echo Lin, Senior Associate echo.lin@asetechholding.com +1.510.687.2491	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ASE Technology Holding Co., Ltd.

Reports Unaudited Consolidated Financial Results for the Third Quarter of 2018

Taipei, Taiwan, R.O.C., October 30, 2018 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”) was jointly established by Advanced Semiconductor Engineering, Inc. (“ASE”) and Siliconware Precision Industries Co., Ltd. on April 30, 2018. The financial results for 3Q18 reflect a full quarter of combined operations following the completion of the merger. The financial results for 2Q18 reflect operations of ASE starting from April 1, 2018 and operations of ASEH starting from April 30, 2018. The financial results for 2Q17 reflect the operations of ASE and its subsidiaries prior to the establishment of the Company. As a result, the Company’s financial results for 3Q18 may not be comparable to those of 2Q18 and 3Q17. ASEH, the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$107,597 million for 3Q18, up by 46% year-over-year and up by 27% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$6,257 million, down from a net income attributable to shareholders of the parent of NT$6,336 million in 3Q17 and down from a net income attributable to shareholders of the parent of NT$11,463 million in 2Q18. Basic earnings per share for the quarter were NT$1.47 (or US$0.096 per ADS), compared to adjusted basic earnings per share of NT$1.52 for 3Q17 and basic earnings per share of NT$2.70 for 2Q18. Diluted earnings per share for the quarter were NT$1.43 (or US$0.094 per ADS), compared to adjusted diluted earnings per share of NT$1.39 for 3Q17 and diluted earnings per share of NT$2.69 for 2Q18.

RESULTS OF OPERATIONS

3Q18 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 50%, 10%, 39% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$89,216 million for the quarter, up from NT$70,791 million in 2Q18.

-	Raw material cost totaled NT$52,487 million for the quarter, representing 49% of total net revenues.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Labor cost totaled NT$13,115 million for the quarter, representing 12% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,839 million for the quarter.

●	Gross margin increased 0.9 percentage points to 17.1% in 3Q18 from 16.2% in 2Q18.

●	Operating margin was 7.8% in 3Q18 compared to 6.4% in 2Q18.

●	In terms of non-operating items:

-	Net interest expense was NT$971 million.

-	Net foreign exchange gain of NT$262 million was primarily attributable to the appreciation of U.S. dollar against NT dollar.

-	Loss on valuation of financial assets and liabilities was NT$112 million.

-	Net gain on equity-method investments was NT$118 million.

-             Other net non-operating income of NT$448 million were primarily attributable to miscellaneous income. Total non-operating expenses for the quarter was NT$255 million.

●	Income before tax was NT$8,117 million for 3Q18, compared to NT$12,920 million in 2Q18. We recorded income tax expenses of NT$1,554 million for the quarter, compared to NT$1,268 million in 2Q18.

●	In 3Q18, net income attributable to shareholders of the parent was NT$6,257 million, compared to net income attributable to shareholders of the parent of NT$6,336 million in 3Q17 and net income attributable to shareholders of the parent of NT$11,463 million in 2Q18.

●	Our total number of shares outstanding at the end of the quarter was 4,320,148,632, including treasury stock owned by our subsidiaries. Our 3Q18 basic earnings per share of NT$1.47 (or US$0.096 per ADS) were based on 4,246,971,593 weighted average numbers of shares outstanding in 3Q18. Our 3Q18 diluted earnings per share of NT$1.43 (or US$0.094 per ADS) were based on 4,255,740,934 weighted average number of shares outstanding in 3Q18.

3Q18 Results Highlights – ATM2

●	Cost of revenues was NT$52,056 million for the quarter, up by 19% sequentially.

-	Raw material cost totaled NT$18,476 million for the quarter, representing 28% of total net revenues.

-	Labor cost totaled NT$11,704 million for the quarter, representing 18% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,277 million for the quarter.

●	Gross margin increased 1.6 percentage points to 21.5% in 3Q18 from 19.9% in 2Q18.

●	Operating margin was 10.1% in 3Q18 compared to 8.4% in 2Q18.

2 ATM stands for Semiconductor Assembly, Testing and Material.

3Q18 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$37,846 million, up by 37% sequentially.

-	Raw material cost totaled NT$34,096 million for the quarter, representing 81% of total net revenues.

-	Labor cost totaled NT$1,390 million for the quarter, representing 3% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$452 million for the quarter.

●	Gross margin increased to 9.9% in 3Q18 from 9.4% in 2Q18.

●	Operating margin increased to 4.1% in 3Q18 from 2.7% in 2Q18.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q18 totaled US$290 million, of which US$128 million were used in packaging operations, US$139 million in testing operations, US$21 million in EMS operations and US$2 million in interconnect materials operations.

●	As of September 30, 2018, total unused credit lines amounted to NT$165,108 million.

●	Current ratio was 1.04 and net debt to equity ratio was 0.68 as of September 30, 2018.

●	Total number of employees was 93,486 as of September 30, 2018, compared to 93,680 as of June 30, 2018.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 41% of our total net revenues in 3Q18, compared to 39% in 2Q18. One customer accounted for more than 10% of our total net revenues in 3Q18.

●	Our top 10 customers contributed 55% of our total net revenues for the quarter, compared to 52% in 2Q18.

●	Our customers that are integrated device manufacturers or IDMs accounted for 35% of our total net revenues for the quarter, compared to 37% in 2Q18.

EMS Basis

●	Our five largest customers together accounted for approximately 80% of our total net revenues in 3Q18, compared to 75% in 2Q18. One customer accounted for more than 10% of our total net revenues in 3Q18.

●	Our top 10 customers contributed 90% of our total net revenues during the quarter in 3Q18, compared to 87% in 2Q18.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2017 Annual Report on Form 20-F for our predecessor company, Advanced Semiconductor Engineering, Inc., filed on March 28, 2018.

Supplemental Financial Information

Consolidated Operations

	3Q/18	2Q/18	3Q/17
EBITDA (NT$ Millions)	21,579	24,893	15,244

ATM Consolidated Operations

	3Q/18	2Q/18	3Q/17
Net Revenues (NT$ Millions)	66,324	54,534	41,854
Revenues by Application
Communication	54%	52%	49%
Computer	14%	14%	10%
Automotive, Consumer & Others	32%	34%	41%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	31%	29%	26%
Wirebonding	43%	46%	46%
Discrete and Others	8%	7%	9%
Testing	16%	16%	16%
Material	2%	2%	3%
Capacity & EBITDA
CapEx (US$ Millions)*	269	317	117
EBITDA (NT$ Millions)	19,092	23,306	13,175
Number of Wirebonders	25,219	25,216	16,083
Number of Testers	4,802	4,726	3,739

EMS Operations

	3Q/18	2Q/18	3Q/17
Net Revenues (NT$ Millions)	42,009	30,476	33,100
Revenues by End Application
Communication	34%	38%	45%
Computer & Storage	14%	19%	14%
Consumer	36%	25%	26%
Industrial	10%	11%	8%
Automotive	5%	6%	6%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	21	19	13

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2018	Jun. 30 2018	Sep. 30 2017	Sep. 30 2018	Sep. 30 2017
Net revenues:
Packaging	53,473	44,318	32,880	127,159	93,180
Testing	10,838	8,467	6,889	24,984	19,604
EMS	41,996	30,472	33,098	101,154	90,663
Others	1,290	1,244	1,011	3,767	3,008
Total net revenues	107,597	84,501	73,878	257,064	206,455

Cost of revenues	(89,216)	(70,791)	(60,030)	(214,585)	(168,516)
Gross profit	18,381	13,710	13,848	42,479	37,939

Operating expenses:
Research and development	(4,274)	(3,621)	(2,986)	(10,670)	(8,701)
Selling, general and administrative	(5,735)	(4,702)	(3,794)	(13,734)	(11,726)
Total operating expenses	(10,009)	(8,323)	(6,780)	(24,404)	(20,427)
Operating income	8,372	5,387	7,068	18,075	17,512

Net non-operating (expenses) income:
Interest expense - net	(971)	(819)	(350)	(2,147)	(1,150)
Foreign exchange gain (loss)	262	(1,469)	33	(705)	2,723
Gain (loss) on valuation of financial assets and liabilities	(112)	2,341	598	1,850	(2,566)
Gain (loss) on equity-method investments	118	(201)	323	(527)	405
Others	448	7,681	143	8,267	6,126
Total non-operating income (expenses)	(255)	7,533	747	6,738	5,538
Income before tax	8,117	12,920	7,815	24,813	23,050

Income tax expense	(1,554)	(1,268)	(1,083)	(4,242)	(5,176)
Income from continuing operations and before noncontrolling interest	6,563	11,652	6,732	20,571	17,874
Noncontrolling interest	(306)	(189)	(396)	(755)	(1,132)

Net income attributable to shareholders of the parent	6,257	11,463	6,336	19,816	16,742

Per share data[3]:
Earnings (losses) per share
– Basic	NT$1.47	NT$2.70	NT$1.52	NT$4.67	NT$4.16
– Diluted	NT$1.43	NT$2.69	NT$1.39	NT$4.60	NT$3.79

Earnings (losses) per equivalent ADS
– Basic	US$0.096	US$0.183	US$0.100	US$0.313	US$0.272
– Diluted	US$0.094	US$0.182	US$0.092	US$0.308	US$0.248

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,255,741	4,252,767	4,312,402	4,249,525	4,133,048

FX (NTD/USD)	30.61	29.57	30.22	29.83	30.54

3 Per share data for the three months and nine months ended September 30, 2017 has been retrospective adjusted to reflect the impact from the joint share exchange agreement.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2018	Jun. 30 2018	Sep. 30 2017	Sep. 30 2018	Sep. 30 2017
Net revenues:
Packaging	54,321	44,973	33,897	129,607	96,676
Testing	10,839	8,467	6,889	24,985	19,604
Direct Material	1,134	1,059	1,048	3,243	2,943
Others	30	35	20	95	64
Total net revenues	66,324	54,534	41,854	157,930	119,287

Cost of revenues	(52,056)	(43,689)	(31,368)	(125,116)	(90,941)
Gross profit	14,268	10,845	10,486	32,814	28,346

Operating expenses:
Research and development	(3,257)	(2,670)	(2,123)	(7,792)	(6,236)
Selling, general and administrative	(4,298)	(3,577)	(2,639)	(10,293)	(8,301)
Total operating expenses	(7,555)	(6,247)	(4,762)	(18,085)	(14,537)
Operating income	6,713	4,598	5,724	14,729	13,809

Net non-operating (expenses) income:
Interest expense - net	(1,032)	(865)	(416)	(2,304)	(1,357)
Foreign exchange gain (loss)	128	(1,612)	129	(799)	2,835
Gain (loss) on valuation of financial assets and liabilities	(13)	2,337	365	1,822	(3,185)
Gain (loss) on equity-method investments	1,230	359	1,249	1,629	7,260
Others	329	7,713	154	8,209	512
Total non-operating income (expenses)	642	7,932	1,481	8,557	6,065
Income before tax	7,355	12,530	7,205	23,286	19,874

Income tax expense	(1,181)	(1,095)	(784)	(3,526)	(2,895)
Income from continuing operations and before noncontrolling interest	6,174	11,435	6,421	19,760	16,979
Noncontrolling interest	83	28	(85)	56	(237)

Net income attributable to shareholders of the parent	6,257	11,463	6,336	19,816	16,742

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2018	Jun. 30 2018	Sep. 30 2017	Sep. 30 2018	Sep. 30 2017
Net revenues:
Total net revenues	42,009	30,476	33,100	101,176	90,711

Cost of revenues	(37,846)	(27,608)	(29,691)	(91,445)	(81,067)
Gross profit	4,163	2,868	3,409	9,731	9,644

Operating expenses:
Research and development	(1,041)	(969)	(877)	(2,936)	(2,516)
Selling, general and administrative	(1,388)	(1,088)	(1,101)	(3,308)	(3,328)
Total operating expenses	(2,429)	(2,057)	(1,978)	(6,244)	(5,844)
Operating income	1,734	811	1,431	3,487	3,800

Net non-operating (expenses) income:
Total non-operating income	298	255	235	616	818
Income before tax	2,032	1,066	1,666	4,103	4,618

Income tax expense	(356)	(158)	(293)	(674)	(880)
Income from continuing operations and before noncontrolling interest	1,676	908	1,373	3,429	3,738
Noncontrolling interest	(397)	(219)	(338)	(823)	(940)

Net income attributable to shareholders of the parent	1,279	689	1,035	2,606	2,798

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Sep. 30, 2018	As of Jun. 30, 2018

Current assets:
Cash and cash equivalents	55,335	68,028
Financial assets – current	8,278	16,966
Notes and accounts receivable	79,809	69,791
Inventories	47,153	41,395
Others	10,625	10,507
Total current assets	201,200	206,687

Financial assets – non current & Investments – equity method	13,698	13,202
Property plant and equipment	216,200	218,447
Intangible assets	80,857	81,589
Prepaid lease payments	10,500	10,832
Others	13,516	14,214
Total assets	535,971	544,971

Current liabilities:
Short-term borrowings	63,365	57,341
Current portion of long-term borrowings & capital lease obligations	24,420	24,924
Notes and accounts payable	60,470	47,587
Others	44,493	57,006
Total current liabilities	192,748	186,858

Bonds payable	16,985	16,984
Long-term borrowings & capital lease obligations	103,386	117,388
Other liabilities	11,719	11,786
Total liabilities	324,838	333,016
Shareholders of the parent	197,330	195,770

Noncontrolling interest	13,803	16,185
Total liabilities & shareholders’ equity	535,971	544,971

Current Ratio	1.04	1.11
Net Debt to Equity	0.68	0.62

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30	Jun. 30	Sep. 30	Sep. 30	Sep. 30
	2018	2018	2017	2018	2017
Cash Flows from Operating Activities:
Profit before income tax	8,117	12,920	7,814	24,813	23,050
Depreciation & amortization	12,469	10,768	7,338	30,469	21,784
Other operating activities items	(3,312)	(17,469)	(5,641)	(23,057)	(11,565)
Net cash generated from operating activities	17,274	6,219	9,511	32,225	33,269
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(13,078)	(11,641)	(4,702)	(30,266)	(18,427)
Other investment activities items	7,622	(86,682)	778	(83,053)	3,947
Net cash used in investing activities	(5,456)	(98,323)	(3,924)	(113,319)	(14,480)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	(8,177)	120,857	(395)	112,176	(14,737)
Dividends paid	(10,614)	0	(11,214)	(10,614)	(11,214)
Other financing activities items	(4,115)	(5,483)	474	(11,183)	11,203
Net cash generated from (used in) financing activities	(22,906)	115,374	(11,135)	90,379	(14,748)
Foreign currency exchange effect	(1,605)	1,612	632	(28)	(3,459)
Net increase (decrease) in cash and cash equivalents	(12,693)	24,882	(4,916)	9,257	582
Cash and cash equivalents at the beginning of period	68,028	43,146	43,891	46,078	38,393
Cash and cash equivalents at the end of period	55,335	68,028	38,975	55,335	38,975